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Craft BeerGenerating RevenueRenovating LocationLease SecuredExpanding Location
Portico Brewing Company

Brewery

Cambridge, MA 02138
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@porticobrewing
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INVESTMENT OPPORTUNITY
Portico Brewing Company is seeking investment to expand its current operations to include a brick-and-mortar brewery and taproom in Somerville, MA.
The PitchTermsData RoomDiscussionUnderstand Risks
The Team
Alex Zielke

Co-Founder

Alex's passion for hand crafted beer is built on eight years of home brewing, commercial brewery experience and a Brewmaster's certification from the prestigious Versuch-und Lehranstalt für Brauerei in Berlin, Germany. He has a background in biotechnology, with several years spent in academia as well as with several start-ups, elements of which you can see in some of the experimental but deliberately designed Portico beers. Alex earned his MBA from Babson in 2012, launching Portico with classmate Alex Rabe.

Alex Rabe

Co-Founder

Alex has fifteen years experience in marketing and business development, representing clients such as Rockefeller Center, AMC and BMW before becoming the Marketing Director for Daniel Libeskind, architect of the new World Trade Center site. While earning his MBA at Babson, Alex met classmate and fellow beer aficionado Alex Zielke, who taught him the art of brewing. Now an avid brewer himself, Alex's passion for design is as strong as his love for craft beer, both of which he brings to every beer and label he creates.

Ian Chester

Partner

Ian has over 15 years of professional food and beverage experience in major markets including Boston, New York and Miami. His desire to explore entrepreneurial opportunities further up the supply chain led him to earn his MBA at Babson, where he met the founders. Ian brings to the team an in-depth knowledge of the retail side of the industry and a passion for business development and operations.

Ben Engle

Partner

Ben has twelve years of experience in the events and food/beverage industries. He has spent the last eight years managing large-scale, nonprofit events and cause marketing campaigns. Prior to that he worked as a professional chef in Boston's fine dining restaurants and catering companies. Ben joined Portico in 2016, serving as the Director of Events.

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Business Overview

Portico is a Massachusetts-based craft brewing company inspired by architecture and design of all kinds, elements of which serve as the basis for our approach to beer making and branding. Our focus on rethinking traditional styles by brewing with unique combinations of classic and innovative ingredients results in a refined yet accessible product intended for all to enjoy. Portico is currently contract brewing at Ipswich Ale Brewery in Ipswich, MA, and distributing beers throughout the state.

The Pitch

Portico Brewing Company is seeking investment to expand its current operations to include a brick-and-mortar brewery and taproom in Somerville, MA.

The Opportunity

Since our founding in 2012, Portico has taken a phased approach to growing the business. Phase One: successfully establish a contract brewing business. Check. Phase Two: secure broader distribution and packaging. Check. Phase Three: open a brick-and-mortar destination. That's where you come in!

In February of this year, after signing a lease on a space in Somerville, MA, receiving our zoning permit, and securing an initial round of funding, the COVID-19 pandemic hit. After carefully considering our options, crunching the numbers and keeping a close eye on breweries' unique ability to survive over the past several months, we've decided to forge ahead – remaining confident and committed to the development of our brewery and taproom.

As a result of the COVID-19 pandemic, traditional lending has become extremely difficult or impossible to access for food and beverage businesses - so we are looking to the people to fill the financing void that persists across our industry. With your funding, we will be able to purchase the necessary equipment and build out our space – a beautiful 3,400 SF brick building in the quickly developing Boynton Yards area of Somerville, MA – and create a uniquely safe environment fit for today's new reality.

Our particular location in Somerville, recently ranked by Forbes as the #1 best city in the country to start a brewery, offers distinct advantages: great foot traffic in the heart of Boynton Yards, immediate access to the forthcoming MBTA Green Line Union Square train stop, and is tucked in a residential area full of beer drinkers who already know and support our brand. Furthermore, a large amount of outdoor park space is being constructed just blocks from the building as part of the Boynton Yards redevelopment – which we plan to use for outdoor events and beer gardens on a regular basis. The development will also deliver 425,000 SF of office and commercial space and an additional 425 residences directly across the street from our establishment.

We are strong believers in, and members of, the Somerville community and want to build a neighborhood taproom that helps support and spark a renewed retail environment here. We already have deep roots in the city and have waited a long time to find the right location within its borders. This is a large part of why we are moving forward with our project – to provide a home-away-from-home for our neighbors and because we have faith they will help us raise the capital needed to open our doors before the end of 2020!

Business Overview

Portico Brewing was established in 2012 in Cambridge, MA as a contract brewery. We got our start brewing at Watch City Brewing in Waltham, MA before moving to our current home at the Ipswich Ale Brewery. Over the past eight years we have created award winning recipes, released over 20 commercial beers, and have been distributed to over 500 bars and package stores throughout Massachusetts.

This next and possibly the most important phase in our company's operating history - opening a brick and mortar destination - will give us the home we have been missing as a contract brewery. We love interacting with our customers at events and online but we've never had a permanent home to welcome them to before now. Our hope is to provide that option day in and day out once our doors open.

Despite shifting a large part of our focus to the taproom, we plan to continue contract brewing larger-scale batches of our mainstay beers at Ipswich Ale Brewery. This will allow us to continue to produce enough beer to meet distribution demand while concurrently focusing on creating new and innovative beers for our taproom customers.

Our Local Team

Portico Brewing is operated by four partners. Alex Rabe, a native of Cambridge and current Somerville resident, comes from a 10-year career in marketing and wears many hats from sales to brewing to operations. Alex Zielke, also a Somerville resident, brings extensive brewing knowledge having gained his Brewmaster's certification from the VLB Institute in Berlin, Germany and has worked for several years at commercial breweries. Ian Chester, a Cambridge native, brings over 15 years in the food and beverage world and an extensive knowledge of the retail side of the industry. Finally, Ben Engle, a Beverly native, is the Director of Event and Program Production at the ALS Therapy Development Institute in Cambridge and brings his knowledge of large- and small-scale event planning to Portico.

Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Buildout $25,400
Brewery Equipment $31,000
Taproom Furniture, Fixtures $8,100
Mainvest Compensation $4,500
Working Capital $6,000
Total $75,000
Summary of Terms
Legal Business Name PORTICO BREWING COMPANY LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment Multiple for the first $40,000 invested
1.6×
Investment Multiple 1.5×
Business's Revenue Share 2.1%-4.9%
Minimum Investment Amount $100
Target Raise $75,000
Maximum Raise $175,000
Investment Round Close Date 10/28/2020
Repayment Schedule Quarterly
Securitization None
Maturity Date 1/1/2028
Documents
2018 Balance Sheet
2018 Income Statement
2019 Balance Sheet
2019 Income Statement
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$762,453	$1,006,438	$1,097,017	$1,129,928	$1,152,526
Cost of Goods Sold	$167,797	$220,131	$239,551	$246,228	$253,106
Gross Profit	$594,656	$786,307	$857,466	$883,700	$899,420

EXPENSES

Rent	$56,370	$58,061	$81,104	$83,537	$85,207
Wages & Benefits	$167,184	$180,559	$201,240	$201,240	$201,240
General & Administrative	$74,160	$80,093	$82,496	$84,970	$87,520
Sales & Marketing	$25,000	$27,000	$28,350	$29,201	$30,077
Operating Profit	$271,942	$440,594	$464,276	$484,752	$495,376

This information is provided by Portico Brewing Company. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Financial Condition
Historical milestones

Portico Brewing Company has been operating since May 2012 and has since achieved the following milestones:

Commenced contract brewing operation in 2012 at Watch City Brewing in Waltham, MA

Expanded distribution through establishment of wholesaling relationship with Horizon Beverage Company in 2014
Expanded production through new contact brewing arrangement at Ipswich Ale Brewery in Ipswich, MA in 2014
Secured lease in Somerville, MA in November 2019 for brewery and taproom

Historical financial performance is not necessarily predictive of future performance.

Note on operating history

Portico Brewing Company was established in 2012 as a contract brewing company with no physical location. Accordingly, financial statements to date are solely based on the contract brewing business model and are not indicative of the performance we anticipate from the Brewery & Taproom business line.

When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Financial liquidity

Portico Brewing Company has a low-to-moderate liquidity position largely due to the low-margin nature of contract brewing business model. Portico Brewing Company expects its liquidity position to increase during operation of the Taproom & Brewery from substantially increased operating margins on-site.

Other challenges

Portico Brewing Company has had the following other challenges that are not otherwise captured in the Financial Condition Section, the Risks Section, or the Financial Statements:

COVID-19 - The ongoing uncertainty surrounding the COVID-19 pandemic may slow our timeline to marker and cause lower than expected operational revenue
Forecasted milestones

Portico Brewing Company forecasts the following milestones:

Hire for the following positions by November 2020: Brewer, Bar/Waitstaff
Achieve $500,000 in free cash flow by Year 2.
Achieve $1,400,000 gross revenue per year by Year 3.
Other outstanding debt or equity

As of July 1, 2020, Portico Brewing Company has debt of $121,553 outstanding. This debt is sourced primarily from private lenders and will be senior to any investment raised on Mainvest. In addition to Portico Brewing Company's outstanding debt and the debt raised on Mainvest, Portico Brewing Company may require additional funds from alternate sources at a later date.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Portico Brewing Company to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Portico Brewing Company operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Portico Brewing Company and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Portico Brewing Company is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Portico Brewing Company competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Portico Brewing Company's core business or the inability to compete successfully against the with other competitors could negatively affect Portico Brewing Company's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Portico Brewing Company's management or vote on and/or influence any managerial decisions regarding Portico Brewing Company. Furthermore, if the founders or other key personnel of Portico Brewing Company were to leave Portico Brewing Company or become unable to work, Portico Brewing Company (and your investment) could suffer substantially.

The Company Might Need More Capital

Portico Brewing Company might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Portico Brewing Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Portico Brewing Company

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Portico Brewing Company's financial performance or ability to continue to operate. In the event Portico Brewing Company ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Portico Brewing Company nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Portico Brewing Company will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Portico Brewing Company is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Portico Brewing Company will carry some insurance, Portico Brewing Company may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Portico Brewing Company could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Portico Brewing Company's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Portico Brewing Company's management will coincide: you both want Portico Brewing Company to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Portico Brewing Company to act conservative to make sure they are best equipped to repay the Note obligations, while Portico Brewing Company might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Portico Brewing Company needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Portico Brewing Company or management), which is responsible for monitoring Portico Brewing Company's compliance with the law. Portico Brewing Company will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Portico Brewing Company is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Portico Brewing Company fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Portico Brewing Company, and the revenue of Portico Brewing Company can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Portico Brewing Company to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.

This information is provided by Portico Brewing Company. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
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